UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Grayscale Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

Telephone Number (including area code):

212-668-1427

Name and address of agent for service of process:

Corporation Service Company
251 Little Falls Drive,
Wilmington, DE USA 19808
New Castle County

With copies of Notices and Communications to:

Michael W. Mundt, Esq.
2000 K Street, N.W., Suite 700
Washington, DC 20006-1871

J. Stephen Feinour, Jr., Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Stamford and the State of Connecticut on the 9th day of May, 2023.

Grayscale Funds Trust

		By:	/s/ Craig Salm
Craig Salm
Trustee

Attest:	/s/ Hugh Ross
Hugh Ross
Secretary